IN

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

DEC 0 4 2024

Washington, DC

SEC FILE NUMBER
8-68782

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/1/2023___ AND ENDING ___09/30/2024___

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stockpile Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

679 Toland Place

(No. and Street)

San Francisco	**CA**	**94124**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn White	**(877) 374-2584**	compliance@stockpile.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Rd., Ste.270	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

03/04/2009		3381	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn White _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stockpile Investments, Inc. _____, as of 9/30 _____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

*Based upon SEC guidance "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Stockpile Investments, Inc. is making this filing without a notarization.

Signature: *Karyn White*

Title: Principal Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Stockpile Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. as of September 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockpile Investments, Inc.'s management. Our responsibility is to express an opinion on Stockpile Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockpile Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the table of contents; Schedule I- Computation of Net Capital Under SEC Rule 15c3-l, Schedule II- Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Stockpile Investments, Inc.'s financial statements. The supplemental information is the responsibility of Stockpile Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.1?a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CROPPER ACCOUNTANCY CORPORATION
We have served as Stockpile Investments, Inc.'s auditor since 2018.
Walnut Creek, California
November 22, 2024

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2024

Assets

Cash and cash equivalents	$	1,319,336
Cash at and due from clearing firm		457,437
Securities owned, at market value		146,427
Fees Receivable		60,148
Prepaid expenses and other assets		50,512
Cash due from Merchant card processors		9,119
Software and Equipment, net of $623,194 amortization and depreciation		4,423
Total Assets	**$**	**2,047,402**

Liabilities

Accounts payable and accrued liabilities	$	297,142
Deferred revenue		220,829
Due to affiliates, net		47,640
Securities sold, not yet purchased		84
Total Liabilities	**$**	**565,695**

Stockholders' Equity

Common stock ($.001 par value; 1000 shares authorized;		
1000 shares issued and outstanding)		1
Additional paid-in capital		15,168,215
Accumulated Deficit		(13,686,509)
Total Stockholders' Equity	**$**	**1,481,707**
Total Liabilities and Stockholders' Equity	**$**	**2,047,402**

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2024

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully-disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company in its proprietary accounts at the clearing broker, Apex Clearing Corporation ("Apex"), as of September 30, 2024. At September 30, 2024, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex.

Securities Owned and Sold, Not Yet Purchased—Both securities owned and securities sold but not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in revenue.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful life of the related asset (generally three to ten years for equipment and furniture). Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Software and Web Application Development Costs—Beginning October 1, 2018, costs for the development of new software and substantial enhancements to existing software are incurred by the Parent. The Company expenses a reasonable estimate of the Parent's costs to service and maintain the Company's web and mobile applications. Software and web application development costs capitalized through September 30, 2024 are $557,178, and have been fully amortized as of September 30, 2024. See Footnote 3 for additional information.

Revenue Recognition— Starting in June 2022, the Company began earning revenue from Lifetime and Monthly Membership Fees charged to its customers. Membership to the Stockpile platform provides members free trading of securities. Monthly membership fees are earned and recognized by the end of each month of subscription service provided. The monthly membership fee is $4.95 a month per customer

In accordance with FASB accounting standard ASC 606 "Revenue Recognition," the Company's performance obligation related to Lifetime Membership Fees cannot be specifically defined and are therefore ratably allocated over a time period commensurate with the average lifetime of a customer account, which is estimated by Management to be approximately 3 years. The Company discontinued the Lifetime Membership Fee program during the fiscal year ended September 30, 2022. The Company earned a portion of the interest earned on its customer accounts at the clearing firm, which is recognized and earned at the end of each month.

Merchant Card Processing Fees-- During the fiscal year ended September 30, 2024, the Company's customers did not reimburse the Firm for card processing fees related to securities transactions and account funding initiated by customers with their debit cards. Therefore, merchant card fees were paid 100% by the Company.

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. Software and Equipment

Software and equipment consist of the following at September 30, 2024:

	Cost	Accumulated Deprec/Amort	Net Cost
Software (internally developed)	$ 557,178	$ 557,178	$ 0
Office furniture & equipment	70,439	66,016	4,423
Total	$ 627,617	$ 623,194	$ 4,423

Depreciation and amortization expense for the year was $3,991.

4. Commitments and Contingencies

The Company has not entered into a lease agreement and reimburses the Parent for rent expense as applicable, per an expense-sharing agreement.

The Company accrued a $22,500 settlement with a state regulatory agency as Accounts Payable and other Accrued Expenses.

There are no other material commitments or contingencies required to be disclosed.

5. Income Taxes

The Company's Net Operating Loss ("NOL") carryforward as of September 30, 2024 is in excess of $14,000,000.

The Company's NOL is equal to the deferred tax assets upon which the realization is related to the generation of sufficient taxable income in future years. At September 30, 2024, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before years ended September 30, 2021 and September 30, 2020, respectively.

6. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for rent, software maintenance, legal costs specific to the Company and technology services. The Company agrees to reimburse its Parent for its share of these costs paid on its behalf. Additionally, the Parent pays health care costs and 401k deferrals directly related to the Company, on the Company's behalf. During the fiscal year ended September 30, 2024, the Company's related party transactions with its Parent and Stockpile Gifts, Inc. ("SGI"), a subsidiary of the Parent, are calculated as follows:

	Parent	SGI
Amount due as of September 30, 2023:	$ 83,139	$ 0
Expenses incurred, due to related party:	578,452	51,049
Amount paid by Company:	(620,000)	(45,000)
Amount due as of September 30, 2024:	$ 41,591	$ 6,049

Stock options of the Parent are issued to employees of the Company and the expense is included in compensation expense of the Parent. Similarly, the Parent incurs legal expense for the consolidated entities, and both management and legal counsel are unaware of any material legal issues applicable to the Company that would require disclosure.

7. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2024, securities owned were Level 1 assets measured at fair market value of $146,427, and securities sold not yet purchased were Level 1 assets measured at fair market value of $84.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2024, the Company held $819,339 cash in excess of the federal insured limit in its two bank accounts. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

10. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were issued. No material subsequent events were noted that required recognition or disclosure.